SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  SCHEDULE TO
                                (RULE 14d-100)
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 2)


                               Niku Corporation
                      (Name of Subject Company (Issuer))


                               Niku Corporation
                       (Name of Filing Person (Offeror))


  Options under the Niku Corporation 2000 Equity Incentive Plan, as Amended,
                the Niku Corporation 2000 Stock Incentive Plan,
             and the Niku Corporation 1998 Stock Plan, as Amended,
            to Purchase Common Stock, Par Value $0.0001 Per Share,
       Having an Exercise Price Greater Than or Equal to $7.50 Per Share
                        (Title of Class of Securities)


                                   654113703
                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)


                                 Eleanor Lacey
                               Niku Corporation
                                305 Main Street
                            Redwood City, CA 94063
                                (650) 298-4600
          (Name, Address and Telephone Number of Person Authorized to
        Receive Notices and Communications on Behalf of Filing Person)

                                   Copy to:

                               Gregory C. Smith
                   Skadden, Arps, Slate, Meagher & Flom LLP
                             525 University Avenue
                                  Suite 1100
                              Palo Alto, CA 94301
                           Telephone: (650) 470-4500
                              Fax: (650) 470-4570

                           CALCULATION OF FILING FEE

  ==========================================================================
 |                                    |                                     |
 |  Transaction Valuation*            |    Amount of Filing Fee             |
 |------------------------------------|-------------------------------------|
 |                                    |                                     |
 |       $915,353.92                  |           $80.90                    |
  ==========================================================================

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 622,511 shares of common stock of Niku Corporation having an aggregate value of $915,353.92 as of April 9, 2003 will be exchanged pursuant to this offer.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.



Amount Previously Paid:     $80.90                Filing Party: Niku Corporation
Form or Registration No.:   5-60867               Date Filed:   April 15, 2003

| | Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:
           | |     third-party tender offer subject to Rule 14d-1.
           |X|     issuer tender offer subject to Rule 13e-4.
           | |     going-private transaction subject to Rule 13e-3.
           | |     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the
results of the tender offer:   | |

                            INTRODUCTORY STATEMENT

         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 15, 2003 (the "Schedule TO"), as amended April 30, 2003, relating to an offer by the Company to exchange options outstanding under the Company's 2000 Equity Incentive Plan, as amended (the "Equity Incentive Plan"), the Company's 2000 Stock Incentive Plan (the "2000 Stock Plan"), and the Company's 1998 Stock Plan, as amended (the "1998 Stock Plan," and together with the Equity Incentive Plan and the 2000 Stock Plan, the "Plans"), to purchase shares of the Company's common stock, par value $.0001 per share (the "Common Stock"), having an exercise price greater than or equal to $7.50 per share (after giving effect to the reverse stock split occurring in November 2002) for new options (the "New Options") to purchase shares of Common Stock to be granted under the Equity Incentive Plan, upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal.

         The Company is filing an amended Letter of Transmittal as exhibit
(a)(2) to this Schedule TO. The Letter of Transmittal is amended as follows:

         The last sentence of paragraph 5 of the Letter of Transmittal is deleted in its entirety and replaced with the following:

         "The unvested shares subject to the New Option will continue to vest according to the vesting schedule of your Tendered Options."


Item 1.  Summary Term Sheet.

         Item 1 is hereby amended as follows:

         The third paragraph under the heading "How do I tender my options?" is hereby amended by inserting the following after the third sentence of that paragraph:

         "We will not delay payment in any case other than in anticipation of receiving necessary governmental approvals."


Item 4.  Terms of the Transaction.

         Item 4 of the Schedule TO is hereby amended as follows:

         (a)      Material Terms.

         The fifth paragraph under section 3 ("Procedures for Tendering Options") is hereby amended by inserting the following after the first sentence of that paragraph:

         "We will not delay payment in any case other than in anticipation of receiving necessary governmental approvals."


Item 12.  Exhibits.

         (a)(1)   Offer to Exchange dated April 15, 2003.*

         (a)(2)   Letter of Transmittal, as amended on May 2, 2003.

         (a)(3)   Letter to Eligible Option Holders dated April 15, 2003.*

         (a)(4)   Form of Letter to Tendering Option Holders.*

         (a)(5) E-mail Communication to Niku Corporation Employees dated April 15, 2003.*

         (a)(6)   Form of Grant Summary Report.*

         (a)(7)   Form of E-mail Confirmation to Tendering Option Holders.*

         (a)(8) Niku Corporation Annual Report on Form 10-K for the year ended January 31, 2003, filed with the Securities and Exchange Commission on April 15, 2003 and incorporated herein by reference.

         (a)(9) Translation into French, of certain portions of Offer to Exchange dated April 15, 2003.*

         (a)(10) Translation into French, of Addendum For Employees Who Are Tax Residents in France.*

         (a)(11)  Translation into French, of Letter of Transmittal.*

         (a)(12) Translation into French, of Letter to Eligible Option Holders dated April 15, 2003.*

         (a)(13)  Translation into French, of Letter to Tendering Option
                  Holders.*
         (a)(13) Translation into French, of E-mail Communication to Niku Corporation Employees dated April 15, 2003.*

         (b)      Not applicable.

         (d)(1) Niku Corporation 2000 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.03 filed with the Company's Annual Report on Form 10-K for the year ended January 31, 2003).

         (d)(2) Niku Corporation 2000 Stock Incentive Plan (incorporated by reference to Exhibit 4.08 filed with the Company's Registration Statement on Form S-8 (Commission File No. 333-50184)).

         (d)(3) Niku Corporation 1998 Stock Plan, as amended (incorporated by reference to Exhibit 10.02 filed with the Company's Registration Statement on Form S-1 (Commission File No. 333-93439)).

         (d)(4)   Niku Corporation French Sub-Plan.*

         (d)(5) Form of New Option Agreement Pursuant to the Niku Corporation 2000 Equity Incentive Plan.*

         (d)(6) Form of New Option Agreement for U.K. Employees Pursuant to the Niku Corporation 2000 Equity Incentive Plan.*

         (d)(7) Voting Agreement dated October 31, 2002, between Limar Realty Corp. #30 and Niku Corporation (incorporated by reference to Exhibit 10.2 filed with the Company's Current Report on Form 8-K filed November 7, 2002 (Commission File No. 000-28797)).

         (d)(8) Voting Agreement dated October 18, 2002 between Farzad and Rhonda Dibachi and Niku Corporation (incorporated by reference to Exhibit 10.20 filed with the Company's Annual Report on Form 10-K filed April 15, 2003).

         (d)(9) Common Stock and Warrant Purchase Agreement dated February 12, 2003 between various investors led by Walden VC II L.P. and Niku Corporation (incorporated by reference to Exhibit
                  10.01 filed with the Company's Current Report on Form 8-K filed April 14, 2003).

         (d)(10) Registration Rights Agreement dated February 12, 2003 between various investors led by Walden VC II L.P. and Niku Corporation (incorporated by reference to Exhibit 4.01 filed with the Company's Current Report on Form 8-K filed April 14, 2003).

         (d)(11) Business Loan Agreement, Commercial Security Agreement and Promissory Note, dated September 9, 2002 between Mid Peninsula Bank and Niku Corporation (incorporated by reference to Exhibit 10.22 filed with the Company's Quarterly Report on Form 10-Q filed September 12, 2002).

         (d)(12) Amended and Restated Secured Full Promissory Note dated May 15, 2002 between Joshua Pickus and Niku Corporation (incorporated by reference to Exhibit 10.18 filed with the Company's Quarterly Report on Form 10-Q filed June 13,
                  2002).

         (d)(13)  Translation into French, of Niku Corporation French
                  Sub-Plan.*

         (d)(14) Translation into French, of certain portions of Niku Corporation 2000 Equity Incentive Plan.*

         (d)(15) Translation into French, of Form of New Option Agreement Pursuant to the Niku Corporation 2000 Equity Incentive Plan.*

         (e)      Not applicable.

         (g)      Not applicable.

         (h)      Not applicable.

*  Previously filed.

                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.




Date:    May 2, 2003                  NIKU CORPORATION



                                      By: /s/ Michael Shahbazian
                                         -------------------------------------
                                         Name:    Michael Shahbazian
                                         Title:   Senior Vice President and
                                                  Chief Financial Officer

                               INDEX TO EXHIBITS

      EXHIBIT
      NUMBER      DESCRIPTION OF EXHIBIT
      ------      ----------------------


         (a)(1)   Offer to Exchange dated April 15, 2003.*

         (a)(2)   Letter of Transmittal, as amended on May 2, 2003.

         (a)(3)   Letter to Eligible Option Holders dated April 15, 2003.*

         (a)(4)   Form of Letter to Tendering Option Holders.*

         (a)(5) E-mail Communication to Niku Corporation Employees dated April 15, 2003.*

         (a)(6)   Form of Grant Summary Report.*

         (a)(7)   Form of E-mail Confirmation to Tendering Option Holders.*

         (a)(9) Translation into French, of certain portions of Offer to Exchange dated April 15, 2003.*

         (a)(10) Translation into French, of Addendum For Employees Who Are Tax Residents in France.*

         (a)(11)  Translation into French, of Letter of Transmittal.*

         (a)(12) Translation into French, of Letter to Eligible Option Holders dated April 15, 2003.*

         (a)(13)  Translation into French, of Letter to Tendering Option
                  Holders.*

         (a)(14) Translation into French, of E-mail Communication to Niku Corporation Employees dated April 15, 2003.*

         (d)(4)   Niku Corporation French Sub-Plan.*

         (d)(5) Form of New Option Agreement Pursuant to the Niku Corporation 2000 Equity Incentive Plan.*

         (d)(6) Form of New Option Agreement for U.K. Employees Pursuant to the Niku Corporation 2000 Equity Incentive Plan*

         (d)(13)  Translation into French, of Niku Corporation French
                  Sub-Plan.*

         (d)(14) Translation into French, of certain portions of Niku Corporation 2000 Equity Incentive Plan.*

         (d)(15) Translation into French, of Form of New Option Agreement Pursuant to the Niku Corporation 2000 Equity Incentive Plan.*

*  Previously filed.